

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2015

Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 Route 9 South. Suite 1000
Freehold NJ 07728

Re: Medifirst Solutions, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed April 15, 2015
File No. 000-55465

Dear Mr. Schoengood:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure